January 22, 2013

VIA EDGAR

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4720

Re:                             Safety Insurance Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 13, 2012

File Number:  000-50070

Dear Mr. Rosenberg:

Set forth below are the responses of Safety Insurance Group, Inc. (the “Company”) to your letter dated December 21, 2012 concerning the Registrant’s Form 10-K for the fiscal year ended December 31, 2011.  Where indicated, we plan to include the expanded disclosure information or any modification to these proposed disclosures in our December 31, 2012 Annual Report on Form 10-K expected to be filed on March 15, 2013.  We have used the information from our December 31, 2011 Annual Report on Form 10-K for illustrative purposes in our responses below.

For your convenience, we have included your comments in bold text in this letter and have included our response immediately after each comment.  Page references refer to pages in the Registrant’s Form 10-K for the Fiscal Year Ended December 31, 2011.

Signatures, page 112

1.              It does not appear that the filing has been signed by your controller or principal accounting officer as required by Form 10-K.  If William J. Begley, Jr. your chief financial officer, was acting as controller or principal accounting officer at the time the filing was executed, please confirm that he signed the Form 10-K in the capacity of controller or principal accounting officer in addition to the other listed capacity and that you will include such title in the signature section of your next Form 10-K. Alternatively, if Mr. Begley was not acting in the capacity of controller or principal accounting officer, please amend your Form 10-K to have your controller or principal accounting officer sign your Form 10-K. See Instruction D.2 (a) of Form 10-K for further information.

Mr. Begley, in addition to serving as the chief financial officer of Safety Insurance Group, Inc., was acting as principal accounting officer at the time our filing was executed and he signed the Form 10-K in the capacity of principal accounting officer in addition to the other listed capacity.  Mr. Begley’s capacity as the principal accounting officer will be included in the signature section of our next Form 10-K filing.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Loss and Loss Adjustment Expense Reserves, page 56

2.              You disclose that IBNR reserves consist of your estimate of the total loss reserves required less your case reserves.  However, in the third table on page 58 you present total loss reserves for your private passenger auto line of business of $221.6 million comprised of case reserves of $235.2 million and negative IBNR of $13.6 million at December 31, 2011.  Since your total estimated loss reserves appear to be $221.6 million please tell us why you have recorded a case reserve in excess of your total estimated losses and why a negative IBNR of $13.6 million is reasonable.  Please also tell us why negative IBNR’s for each of the quarters in 2012 is also reasonable.

Our process for developing our loss reserves is to select ultimate losses by accident year and by line of business.  The aggregate of all of these ultimate losses less paid losses to date is our total loss reserves.  The total loss reserves less total case reserves is our IBNR.  Total case reserves is the aggregate of all of the individual case reserves set up by claims personnel on each claim.  Implicit in our loss reserves is a provision for case reserve development, which represents the difference between the amount of our case reserves and the amount for which we estimate the claims will finally settle.

As of December 31, 2011, our ultimate outstanding liability for losses and loss adjustment expenses (“LAE”)   for our private passenger automobile line of business was less than the accumulation of all of the individual case reserves.  Because we anticipated that our claims personnel would ultimately revise case reserves downward in the aggregate by an amount greater that the estimate of our unreported claims at year end 2011, a negative IBNR amount of $(13,603) was recorded.  For the same reason, a negative IBNR amount resulted for the quarters ended March 31, June 30, and September 30, 2012.

The following table presents further information regarding our recorded loss and LAE reserves and the range of estimations of loss reserves and IBNR for our private passenger automobile line of business as of December 31, 2011, including total net reserves and the corresponding retained reserves (i.e. direct less ceded).

	Low	Recorded	High
Total net reserves	$206,350	$226,222	$230,961
Less CAR assumed total reserves	4,609	4,609	4,609
Retained reserves (direct less ceded)	201,741	221,613	226,352
Less case reserves	235,216	235,216	235,216
IBNR reserves	$(33,475)	$(13,603)	$(8,864)

After deducting the aggregate of individual case reserves from our reasonable range of retained loss reserves, our IBNR reserve is $(13,603).  This result is within the range of mechanically indicated IBNR which extends from a reasonable low of $(33,475) to a reasonable high of ($8,864).

Consolidated Financial Statements

Notes to Consolidated Financial Statements

3.  Investments

3.              You have investments of $469 million in fixed maturity securities invested in obligations of states and political subdivisions that comprised 42% of your investment portfolio at December 31, 2011.  Please tell us the following:

•                  The amortized cost and fair value separately showing the amount related to general obligation and special revenue bonds and, for special revenue bonds, the nature of the revenue source; and

•                  For any state, municipality or political subdivision that comprised 10 percent or more of the total of your investments in obligations of states and political subdivisions, the amortized cost and fair value, credit rating with and without a financial guarantee by third parties.

The amortized cost and fair value related to general obligation bonds and special revenue bonds at December 31, 2011 are presented in the table below.

		Estimated
	Amortized	Fair
	Cost	Value
General obligation bonds	$251,355	$266,581
Special revenue bonds	191,983	202,237
Total obligations of states and politial subdivisions	$443,338	$468,818

The revenue funding sources for special revenue bonds held at December 31, 2011 are presented in the table below.

		Estimated
	Amortized	Fair
	Cost	Value
Revenue Funding Source
Water and sewer	$57,199	$60,437
Transportation and tolls	49,816	52,228
Sales and special tax	30,128	31,787
Electricity	26,098	27,064
Airport	23,578	24,807
Higher education	5,163	5,914
Total special revenue bonds	$191,983	$202,237

There was no state, municipality or political subdivision that comprised 10 percent or more of the total investments in obligations of states and political subdivisions at December 31, 2011.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 12 Statutory Net income and Surplus

4.              Please provide us proposed revised disclosure to be included in future periodic reports that address the following:

•                  Disclose the amount of restricted net assets of Safety Insurance Group, Inc.’s subsidiaries as of December 31, 2011 as required by Rule 4-08(e)(3)(ii) of Regulation S-X or clarify how your current disclosure meets this objective.

•                  Disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements as of each balance sheet date presented as required by ASC 944-505-50-1b or disclose that the amount is not significant in relation to actual statutory capital and surplus.

The following additional disclosure in underline will be added to the Company’s “Dividends” section within Note 12- Statutory Net Income and Surplus in its future Forms 10-K.

Dividends

The Insurance Subsidiaries are subject to various regulatory restrictions that limit the maximum amount of dividends available to be paid to their parent without prior approval of the Commonwealth of Massachusetts Commissioner of Insurance (the “Commissioner”).  Massachusetts statute limits the dividends an insurer may pay in any twelve month period, without the prior permission of the Commissioner, to the greater of (i) 10% of the insurer’s surplus as of the preceding December 31 or (ii) the insurer’s net income for the twelve-month period ending the preceding December 31, in each case determined in accordance with statutory accounting practices.  Our insurance company subsidiaries may not declare an “extraordinary dividend” (defined as any dividend or distribution that, together with other distributions made within the preceding twelve months, exceeds the limits established by Massachusetts statute) until thirty days after the Commissioner has received notice of the intended dividend and has not objected. As historically administered by the Commissioner, this provision requires the Commissioner’s prior approval of an extraordinary dividend. Under Massachusetts law, an insurer may pay cash dividends only from its unassigned funds, also known as earned surplus, and the insurer’s remaining surplus must be both reasonable in relation to its outstanding liabilities and adequate to its financial needs. At year-end 2011, the statutory surplus of Safety Insurance was $570,492 and its net income for 2011 was $8,958. As a result, a maximum of $57,049 is available in 2012 for such dividends without prior approval of the Commissioner.  During the year ended December 31, 2011, Safety Insurance recorded dividends to Safety of $25,744.  As result of this Massachusetts statute, the Insurance Subsidiaries had restricted net assets in the amount of $513,443 at December 31, 2011.

The following sectional disclosure will be added to the Company’s   Note 12- Statutory Net Income and Surplus in its future Forms 10-K.

Risk-Based Capital Requirements

The NAIC has adopted a formula and model law to implement risk-based capital requirements for most property and casualty insurance companies, which are designed to determine minimum capital requirements and to raise the level of protection that statutory surplus provides for policyholder obligations.  Under Massachusetts law, insurers having less total adjusted capital than that required by the risk-based capital calculation will be subject to varying degrees of regulatory action, depending on the level of capital inadequacy.  The risk-based capital law provides for four levels of regulatory action.  The extent of regulatory intervention and action increases as the level of total adjusted capital to risk-based capital falls.  As of December 31, 2011, the Insurance Subsidiaries had total adjusted capital of $570,492, which is in excess of amounts requiring company or regulatory action at any prescribed risk-based capital action level.  Minimum statutory capital and surplus, or company action level risk-based capital, was $74,986 at December 31, 2011.

We acknowledge the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

At your convenience, I am available to discuss any of these comments.  Please feel free to contact me at (877) 951-6412 at your earliest convenience.

Sincerely,

/s/ William J. Begley, Jr.
Vice President, Chief Financial Officer and Secretary